Contact

www.linkedin.com/in/stan-froehner-87588a8 (LinkedIn)

Top Skills

Molecular Biology

Grant Writing

Biochemistry

Honors-Awards

Elected Fellow, American Association for the Advancement of Science

Elected Fellow, Washington Academy of Sciences

Javits Neuroscience Investigator Award, NIH

Established Investigator, American Heart Association

Patents

STATINS IN THE TREATMENT OF MUSCULAR DYSTROPHIES AND MYOPATHES

Stan Froehner

Co-Founder and Chairman of the Board at Myosana Therapeutics, Inc
Seattle, Washington, United States

Summary

The research in our lab at the University of Washington has focused on the molecular and cellular mechanisms that cause Duchenne (DMD) and other muscular dystrophies and myopathies. We use the information gained from this basic research to identify signaling pathways that are dysfunctional in dystrophic muscle and are potential therapeutic targets for treatment of these devastating diseases.

Recently, we developed a non-viral platform for targeted delivery of genes of any size to skeletal and cardiac muscle. This platform could be used to express full-length dystrophin to boys with Duchenne Muscular Dystrophy. This treatment would approximate a cure.

In addition to research conducted in our laboratory at the University of Washington in Seattle, we founded Myosana Therapeutics in 2018 based on the intellectual property related to our novel gene therapy platform. See website at myosanatherapeutics.com

Experience

Myosana Therapeutics, Inc
Co-Founder and Chairman of the Board
July 2018 - Present (7 years 4 months)
Seattle, Washington, United States

Myosana has developed a novel non-viral gene therapy technology for targeted delivery of genes of any size skeletal and cardiac muscle. Our current focus is expression of full-length dystrophin for treatment of Duchenne Muscular Dystrophy. We have preclinical data demonstrating that multiple doses can be made without detectable adverse events. Our platform will be amenable to many genetic diseases of skeletal and cardiac muscle.

University of Washington
UW Medicine Distinguished Professor
January 2019 - Present (6 years 10 months)
Greater Seattle Area

UW Medicine
Professor and Chair
July 2000 - June 2020 (20 years)
University of Washington School of Medicine

University of North Carolina at Chapel Hill
Professor and Chair
January 1992 - June 2000 (8 years 6 months)

Dartmouth Medical School
Professor of Biochemistry
March 1978 - December 1991 (13 years 10 months)

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Education

Caltech
Doctor of Philosophy (PhD), Biochemistry and Neurophysiology · (1968 - 1972)

The University of Texas at Austin
Bachelor of Science (BS), Chemistry · (1964 - 1968)